TO:	British Columbia Securities Commission
Alberta Securities Commission
Financial and Consumer Affairs Authority of Saskatchewan
The Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers
New Brunswick Financial and Consumer Services Commission
Nova Scotia Securities Commission
Office of the Superintendent of Securities, Prince Edward Island
Office of the Superintendent of Securities, Service Newfoundland and Labrador
Office of the Superintendent of Securities, Northwest Territories
Office of the Yukon Superintendent of Securities
Nunavut Securities Office

Dear Sir/Madam:

Re:  Technical Report titled "NI 43-101 Technical Report, Definitive Feasibility Study and Updated Mineral Reserve and Mineral Resource Estimates, Copper World Project, Pima County, Arizona, USA" dated October 20, 2026, with an effective date of September 30, 2026

I, Olivier Tavchandjian, consent to the public filing of the technical report titled "NI 43-101 Technical Report, Definitive Feasibility Study and Updated Mineral Reserve and Mineral Resource Estimates, Copper World Project, Pima County, Arizona, USA" dated October 20, 2026, with an effective date of September 30, 2026 (the "Technical Report") by Hudbay Minerals Inc. ("Hudbay").

Dated this 21st day of October, 2026

(signed) "Olivier Tavchandjian"
Olivier Tavchandjian P. Geo. Senior Vice President, Exploration and Technical Services, Hudbay